Exhibit (a)(1)(xxii)

PRESS RELEASE
For Release:                                                     CONTACT:
1:00 AM EST                                                      Mike Chamberlin
February 28, 2005                                                (541) 465-3966


     PURCHASER WAIVES MATERIAL ADVERSE CHANGE CONDITION, PROCEEDS WITH CASH
          OFFER FOR OUTSTANDING SHARES OF ELMER'S RESTAURANTS, INC. AT
                                 $7.50 PER SHARE


Portland, Oregon (February 28, 2005) - ERI Acquisition Corp. ("Purchaser") today announced that it has waived its right to amend or terminate the cash tender offer based on the February 15, 2005 proposal by the Director of the Oregon State Lottery. Purchaser has made a cash tender offer for all of the outstanding common stock of Elmer's Restaurants, Inc (NASDAQ-SmallCap: ELMS) (the "Company") not owned by a group of continuing shareholders led by Bruce N. Davis, Chairman of the Board and President of the Company, at an offer price of $7.50 per share (the "Offer"), on the terms and conditions set forth in the Offer to Purchase filed with the Securities and Exchange Commission ("SEC") as exhibit (a)(1)(i) to Purchaser's amended and restated tender offer statement, and the related Letter of Transmittal for the Offer as amended (the "Offer to Purchase"). The Offer will expire at 5:00 p.m., Eastern Standard Time, on Thursday, March 10, 2005, unless extended further as described in the Offer to Purchase.

On February 15, 2005, the Director of the Oregon State Lottery announced a proposal that, if adopted, could have the overall effect of materially and adversely reducing aggregate lottery commissions paid to retailers. At that time, Purchaser concluded that the proposal constituted a material adverse change within the meaning of the conditions to the Offer, which would permit Purchaser to amend or terminate the Offer. Since the Director's announcement, Purchaser has further evaluated the potential impact of the lottery proposal on the Company's business prospects. As a result, Purchaser has re-confirmed its initial conclusion that if the proposal were adopted as presented, it would materially and adversely affect, among other things, the Company's business and prospects. Nonetheless, Purchaser has elected to waive its right to amend or terminate the Offer based on the lottery proposal and will proceed with the Offer, in part, due to Purchaser's belief that if the proposal were adopted, the Company would have legal recourse in connection with its contract with the Oregon State Lottery. Except for Purchaser's waiver of its right to amend or terminate the Offer described above, the Offer remains subject to all of the conditions described in the Offer Purchase.

NOTICE FOR ELMER'S SHAREHOLDERS

Elmer's shareholders and other interested parties are urged to read Purchaser's tender offer statement, filed with the SEC by Purchaser and the Continuing Shareholders, and other relevant documents filed with the SEC, because they contain important information and the complete terms and conditions of the Offer. Elmer's shareholders will be able to receive such documents free of charge at the SEC's web site, (www.sec.gov), or by contacting OTR, Inc., the Information Agent for the transaction, at (503) 225-0375. This press release is not a substitute for such filings.